Exhibit 12.1

IMPAC MORTGAGE HOLDINGS, INC.

RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(dollar amounts in thousands)

The following table displays our ratios of earnings to combined fixed charges and preferred stock dividends for the periods shown (1) (2):

	For the Nine Months Ended September 30, 2004	For the Year Ended December 31,
		2003		2002		2001		2000		1999
				(as restated, all periods)
Net earnings (loss)	141,314	153,089		41,918		(12,788)		(78,920)		6,591
Add: Fixed charges	252,595	209,470		127,851		108,224		124,108		89,429
Net earnings (loss) plus fixed charges	393,909	362,559		169,769		95,436		45,188		96,020
Fixed charges	252,595	209,470		127,851		108,224		124,108		89,429
Preferred stock dividends (3)	1,615	—		—		1,575		3,150		3,290
Total fixed charges and preferred stock dividends	254,210	209,470		127,851		109,799		127,258		92,719
Ratio of earnings to combined fixed charges and preferred dividends (4)	1.55x	1.73x	(3)	1.33x	(3)	—	(4)	—	(4)	1.04x

(1)	Earnings used in computing the ratio of earnings to combined fixed charges and preferred stock dividends consist of net earnings before income taxes plus fixed charges. Fixed charges include interest expense on debt and the portion of rental expense deemed to represent the interest factor.
(2)	Ratio of earnings to fixed charges and preferred stock dividends has been restated to reflect accounting restatements and reclassifications for prior periods. In addition, prior to the consolidation of IFC on July 1, 2003, the method used to calculate the ratio of earnings to fixed charges and preferred stock dividends reflects the consolidated net earnings of IMH less net earnings of IFC plus dividend distributions from IFC to IMH.
(3)	No preferred stock dividends were paid during this period.
(4)	Earnings were insufficient to cover fixed charges during this period. The amount of the deficiency for the year ended December 31, 2001 and 2000 was $12.8 million and $78.9 million, respectively.